Mail Stop 4561

August 20, 2009

Nelson F. Greene
Vice-President, Interim General Counsel and
Board Secretary
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

      Re: NCR Corporation
              Form 10-K for the Year Ended December 31, 2008
              File No. 001-00395

Dear Mr. Greene:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Patrick Gilmore
                        Accounting Branch Chief